Exhibit 3.1

ARTICLES OF INCORPORATION OF RIVERBEND HOLDINGS, INC.

            The undersigned, acting as the incorporator of a corporation to be incorporated under the laws of the State of Colorado, adopts these Articles of Incorporation.

Article I. Name

            The name of the Corporation is Riverbend Holdings, Inc.

Article II. Authorized Capital

            A.        Authorized Shares.  The aggregate number of shares that the Corporation shall have the authority to issue is 50,000,000 shares of common stock, $.001 par value (the “Common Stock”) and 25,000,000 shares of preferred stock, $.001 par value (the “Preferred Stock”).  The Preferred Stock may be issued in series.  Except as otherwise expressly provided by law, and subject to the voting rights, if any, provided to the holders of Preferred Stock by these Articles of Incorporation, the Common Stock has exclusive voting rights on all matters requiring a vote of shareholders.  Except for and subject to those rights expressly granted to the holders of the Preferred Stock, or except as may be provided by law, the holders of Common Stock shall have exclusively all other rights of shareholders.

            B.        Preferred Stock.  The Corporation’s board of directors shall have the authority, without shareholder action, to determine the preferences, limitations and relative rights of any Preferred Stock (whether in a series or as a class), including, without limitation, the following: (i) the designation of any series of Preferred Stock; (ii) unlimited, special, conditional, or limited voting rights, or no right to vote; except that no condition, limitation, or prohibition on voting shall eliminate any right to vote provided by the Colorado Business Corporation Act; (iii) redemption rights; (iv) conversion rights; (v) distribution or dividend rights, including the determination of whether such rights are cumulative, noncumulative or partially cumulative; and (vi) preference rights over any other class or series of shares with respect to distributions, including dividends and distributions upon the dissolution of the Corporation.

Article III. Agent – Offices

            A.        Initial Registered Agent.  The street address of the initial registered office of the Corporation is 370 Seventeenth Street, 48th Floor, Denver, Colorado 80202, and the name of the Corporation’s initial registered agent at that address is John B. Wills, Esq.

            B.        Initial Principal Office.  The address of the Corporation’s initial principal office is 826 Barracks Street, New Orleans, Louisiana 70116.

Article IV. Incorporator

            The name and address of the incorporator is John B. Wills, Esq., 370 Seventeenth Street, 48th Floor, Denver, Colorado 80202.

Article V. Purpose – Powers

            A.        Purpose.  The purpose for which the Corporation is organized is to engage in any lawful business or businesses.

            B.        Powers.  The Corporation shall have and may exercise all powers and rights granted or otherwise provided by the Colorado Business Corporation Act, as amended from time to time, and any successor law (the “Act”).

Article VI. Preemptive Rights

            No shareholder of the Corporation shall be entitled as of right to acquire unissued shares of the Corporation or securities convertible into such shares or carrying a right to subscribe for or to acquire such shares.

Article VII. Board of Directors

            The corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, a board of directors which shall consist of one or more members, with the number specified or fixed in accordance with the bylaws.

            The directors shall be elected at each annual meeting of the shareholders.  Each director shall continue to serve until such director’s successor is elected and qualified.

            The names and addresses of the members of the initial board of directors are as follows:

Name

Address

Leon Nowalsky	826 Barracks Street New Orleans, Louisiana 70116

Roy Greenberg	826 Barracks Street New Orleans, Louisiana 70116

Article VIII. Cumulative Voting

            Cumulative voting shall not be permitted in the election of directors.

Article IX. Limitation on Director Liability

            There shall be no personal liability, either direct or indirect, of any director of the Corporation to the Corporation or to its shareholders for monetary damages for any breach or breaches of fiduciary duty as a director, except that this provision shall not eliminate the liability of a director to the Corporation or to its shareholders for monetary damages for any breach, act, omission or transaction as to which the Act expressly prohibits the elimination of liability.  This provision shall not limit the rights of directors of the Corporation for indemnification or other assistance from the Corporation.  Any repeal or modification of this Article IX shall not adversely affect any right or protection of a director of the Corporation under this Article IX, as in effect immediately prior to such repeal or modification, with respect to any act or omission of such director occurring prior to such repeal or modification.

Article X. Quorum and Voting Requirements for Shareholders’ Meetings

            A.        Quorum.  A majority of the votes entitled to be cast on a matter by a voting group shall constitute a quorum of that voting group for action on that matter at any meeting of shareholders.  (When used in these Articles of Incorporation, the term “voting group” or “voting groups” shall have the meaning assigned by the Act.)

            B.        Voting.  Except as is otherwise required by the Act, action by a voting group on a matter other than the election of directors is approved if a quorum exists and if the votes cast within the voting group favoring the action exceed the votes cast within the voting group opposing the action.

            C.        Change in Quorum or Voting Requirements.  Any amendment to these Articles of Incorporation adding, changing, or deleting a greater quorum or voting requirement for shareholders shall meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever are greater.

Article XI. Authorized Contact Person

                        The name and mailing address of the individual who causes this document to be delivered for filing, and to whom the Secretary of State may deliver notice if filing of this document is refused, are:

Leon Nowalsky c/o John B. Wills, Esq. Berenbaum, Weinshienk & Eason, P.C. 370 17th Street, 48th Floor Denver, Colorado 80202

                        Dated this 20th day of May, 2004.